

October 28, 2011

Via Facsimile
Guy Archbold, Chief Executive Officer
Rackwise, Inc.
101 California Street
Suite 2450
San Francisco, CA 94111

> **Re: Rackwise, Inc. (f/k/a Visual Network Design, Inc.)**
> **Current Report on Form 8-K**
> **Filed September 27, 2011**
> **File No. 333-163172**

Dear Mr. Archbold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 5

General

1.   You indicate elsewhere in your Current Report that the company's auditors have issued a going concern opinion, and that the company's current assets may be insufficient to fund its planned operations. Please revise your disclosure in this section to ensure that the company's financial condition is clearly presented.

2.   Review and revise your disclosure to ensure that you specifically disclose the factual basis for and the context of your beliefs and opinions set forth in this Current Report. For example, please remove or provide support for unsupported statements, including (but not limited to) the following:

- "[Your] products uniquely manage and correlate the physical attributes..." (page 5)
- You provide a "complete set of industry unique solutions." (page 5)
- "[You] believe [you] are in the unique position to continue to be the industry leader in reducing operational costs while greening data centers worldwide." (page 5)
- Your products are deployed at customer sites "among highly recognized brand-name industry leaders within the Fortune 1000 array of companies." (page 7)
- "There are approximately 1,250,000 corporate data centers in the United States." (page 7)
- "Several research and analyst groups report the European and Far Eastern markets combined are equal to the U.S. domestic market." (page 7)
- "Millions of dollars are presently being invested in new companies…" (page 7)
- Your technology "is the most effective product offering in assisting major corporations worldwide in their efforts to reduce energy consumption in their data centers." (page 7)
- "[You] believe that [you] are the only company in the IT industry today that can green a data center…" (page 7)

Overview, page 5

3.   You indicate that you provide "a complete set of industry unique solutions that have been previously unavailable relative to all physical aspects of the data center." Please enhance your disclosure here and in your "Products" discussion to more clearly summarize what your comprehensive solutions are. In this regard, we note that you describe two products: Data Center Manager and Rackwise on Demand. We would expect your revised disclosure to clearly and concisely describe the core functions of each of your products, including how Data Center Manager identifies and analyzes opportunities for efficiency and why you believe such technology is novel. In revising your disclosure, take care to avoid run-on sentences and the use of overly technical language (e.g. references to a "rack" and the fact that your technology platform is "primarily written in C#"), which may detract from an understanding of your business. Please revise your disclosure to address the foregoing and provide a balanced, meaningful and factually supportable overview of your business that is concise and free of jargon and unsupportable, promotional language.

Opportunity, page 7

4.   Please expand your disclosure to explain in greater detail what is meant by "greening" a data center. Discuss the advantage of being a certified "green" data center and disclose how many data centers the company has certified as "green."

Competition, page 8

5.   Enhance your disclosure to describe clearly how the product offerings of your two main competitors functionally differ from your product offerings. In this regard, we note your

suggestion that your products require fewer professional services to deploy. However, it remains unclear how your products are unique or contain more effective technology, as you assert elsewhere in your business summary. Additionally, we note that in your "Strategy" discussion you discuss plans to increase the complexity of your product offerings, which "will require increased professional services in product delivery and optimization of the customers installed suite" (page 9). Please ensure that your enhanced disclosure addresses the potential impact of these developments (e.g. increased professional services costs to your customers) on your competitive positioning.

Strategy, page 9

6.   Please revise your disclosure to clarify the expected timing of the strategic initiatives you describe. Since it appears that your articulated strategies are predicated on the assumption that additional funding will be obtained, we would expect such disclosure to address the relative priority of such initiatives in the event that sufficient capital is not available. This comment applies to Management's Discussion and Analysis, as well.

Risk Factors

"We have a history of losses…," page 11

7.   Given your history of losses, your recent cutbacks in employees, advertising and marketing expenses as part of your "cash conservation measures," and your expectation that operating expenses will continue to increase, please provide support for, or revise, your assertion that you "expect to achieve profitability in 2012."

"Our common stock is controlled by a group of affiliated stockholders," page 16

8.   Enhance your disclosure to identify the affiliated stockholders who control the company, describing their relationship in further detail. We note that, according to your beneficial ownership table, Black Diamond Holdings, LLC and Rackwise Funding, LLC share a business address and collectively own 67.3% of the company's outstanding common stock as of September 21, 2011 (which we note appears inconsistent with the 63.75% ownership figure contained in this risk factor). In revising your disclosure, take care to ensure that beneficial ownership information is consistently conveyed and reconciled with the data contained on page 29.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

9.   Please tell us what consideration you gave to the requirements of Item 303(a)(3)(ii) of Regulation S-K. In particular, we would expect to see discussion of the additional legal and accounting expenses you will incur on a recurring basis upon becoming a public

company and the impact, if material, such expenses could have on your results of operations. This comment also applies to your "Liquidity" discussion.

Year ended December 31, 2010 Compared to the Year ended December 31, 2009, page 22

10.   We note you discuss your changes in revenue by various revenue streams; licensing revenues, maintenance revenues, subscription revenues, and professional service revenues. Please expand your discussion of direct cost of revenues on a similar basis. In addition, revise your direct cost of revenues disclosures on page 20 related to the six months ended June 30, 2011 compared to six months ended June 30, 2010 in a similar manner. Please tell us what consideration you gave to breaking out revenue and direct cost of revenue by these categories on the face of your statements of operations on pages F-5 and F-41.

Critical Accounting Policies and Estimates

Revenue Recognition, page 27

11.   Please expand your revenue recognition policy for the following items:

- Your disclosure on page 7 indicates that you offer "Rackwise on Demand" as Software as a Service, or SaaS. Please expand your policy to disclose your revenue recognition for this offering.
- Please expand your disclosures related to your multiple element arrangements to include all disclosures required by FASB ASC 985-605-25-50-1 & 50-2.
- Please provide clarifying disclosure to explain whether you sell your software or maintenance revenues separately. If so, disclose your policy when these items are sold separately.
- Please disclose if you offer any cancellation, termination or refund-type provisions.

Liquidity and Capital Resources, page 23

12.   Revise the liquidity and capital resources section to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the Current Report. In this respect, we note that you indicate that you "will need to raise approximately $2,000,000 to $3,000,000 in additional capital in the next month to implement [your] growth plan" and "may need to raise additional capital to sustain [your] existing operations." To the extent you do not have sufficient resources to fund planned operations for the twelve-month period, state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources, and provide support for your belief that you will be able to meet your capital requirements for this amount of time. We would expect your revisions to provide updated disclosure regarding

your efforts to raise funds through subsequent closings of your private offering. Refer to Section III.C of SEC Release No. 33-6835 and Item 303(a)(1) of Regulation S-K.

Securities Ownership of Certain Beneficial Owners and Management, page 28

13.   Please revise your disclosure to clearly present by footnote the natural person or persons who have sole or shared voting and investment control over the securities held by each of Black Diamond Holdings, LLC and Rackwise Funding, LLC.

Directors and Executive Officers, page 30

14.   Please provide disclosure that is fully responsive to Item 401(e)(1) of Regulation S-K, which requires a discussion of each director's specific skills or experience that led to the conclusion that such person should serve as a director given the company's business and structure.

15.   Based on your disclosure, it is unclear what specific business experience Mr. Henderson had during the past five years. Refer to Item 401(e)(1) of Regulation S-K and revise your disclosure accordingly.

Recent Sales of Unregistered Securities, page 42

16.   Review and revise your disclosure to ensure that the required information is provided with respect to each described issuance. In this regard, we note your disclosure indicating that certain recent securities issuances were exempt from registration under the Securities Act in reliance on Regulation D (pursuant to Section 4(2) of the Securities Act). Refer to Item 701(d) of Regulation S-K and revise your disclosure to briefly state the facts relied upon to make the exemption available in the case of each issuance. Please also disclose here the date of sale for the 12,547,757 units sold by CAHA.

17.   Please confirm that you have disclosed all unregistered issuances of securities made by the registrant within the past three years. Refer to Item 701 of Regulation S-K.

Notes to Financial Statements

18.   We note your disclosure on page 21 related to your use of an accounts receivable factoring agreement. Please provide footnote disclosure to discuss your use of a factoring agreement and to include the related disclosures. Refer to FASB ASC 860-10-50-1 through 50-7.

19.   Your disclosure on page 18 indicates that your products have been sold to over 130 customer data centers worldwide. Please add footnote disclosure to disclose your revenue by geographic region as well as your long-lived assets by geographic area, if any. Refer to FASB ASC 280-10-50-41.

Note 5 – Intangible Assets, page F-15

20.   We note your disclosure on page 25 that you acquired intangible assets referred to as "Shapes" during 2010. Please expand your footnote disclosure to discuss the nature of this acquisition, including the amortization period of this intangible asset. Similarly, expand your interim footnote disclosures to explain the nature of the additional purchase on intangible assets during the interim period ended June 30, 2011. Refer to FASB ASC 350-30-50-1.

Note 6 – Accrued Expenses, page F-15

21.   We note your disclosure related to the Federal tax lien that the IRS placed on you. We further note your disclosures in your risk factor on page 13 that the IRS may place additional Federal tax liens against you and that state authorities may also place tax liens against you related to unpaid payroll taxes. Please tell us your considerations of disclosing these potential tax liens in a contingency footnote. Refer to FASB ASC 450.

Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-57

22.   We note your pro forma adjustments column under the heading "$3,136,938 Initial Closing" includes adjustments related to the merger and transactions that occurred at or near the time of the merger. Please provide us with your analysis as to how you determined to include these transactions that occurred at or near the time of the merger in your pro forma financial statements pursuant to Article 11 of Regulation S-X. If you continue to believe that these transactions should be included in your pro forma financial statements, tell us your considerations of presenting two separate pro forma adjustment columns, that is, one column for the adjustments related to the merger and another column for other transactions that occurred at or near the time of the merger.

23.   We refer you to the columns under the heading, "$5,000,000 Maximum Offering." We note your statement in Note 10 that there is no assurance that you will be successful in raising these incremental funds. In light of the fact that this offering has yet to be completed, this presentation does not meet the requirements of Article 11 of Regulation S-X to be included in your pro forma financial statements. Please remove the respective columns on page F-57, as well as the columns in your pro forma statements of operations on pages F-58 and F-59.

Unaudited Pro Forma Condensed Combined Statement of Operations, page F-58

24.   It appears that the line items Research and Development and General and Administrative under the Rackwise column do not tie to the respective amounts in your condensed statements of operations on page F-41. Similarly these two line items also do not appear

to tie in your pro forma statement of operations on page F-59 to your statement of operations for the year ended December 31, 2010 on page F-5. Please advise or revise.

Note 3. Pro Forma Adjustments, page F-64

25.   Note J indicates that the amounts are derived from the unaudited financial statements of Rackwise for the year ended June 30, 2011. However, it appears that these amounts are derived from the audited financial statements of Rackwise for the year ended December 31, 2010. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Staff Attorney